UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders

International Hi-Tech Industries Inc.

(A development stage company)

We have audited the consolidated balance sheets of International Hi-Tech Industries Inc. (a development stage company) as at December 31, 2004 and 2003 and the consolidated statements of operations, cash flows and changes in shareholders' equity for the years then ended. We have also audited the statements of operations and cash flows for the period from September 12, 1990 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended and for the period from September 12, 1990 (inception) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations, cash flows and changes in shareholders' equity for the year ended December 31, 2002, were reported upon by other auditors. Their report covered the year ended December 31, 2002, contained no reservations and was dated September 8, 2003 (except for Note 14 which is as of May 28, 2004).

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

April 15, 2005

COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS

ON CANADA-U.S. REPORTING DIFFERENCE

Public Company Accounting Oversight Board (United States) reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving 2004 stock-based compensation described in Note 1, have a material effect on the consolidated financial statements. Our report to the shareholders, dated April 15, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors' report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

April 15, 2005

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	DECEMBER 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$1,890,030	$2,763,972
Receivables	189,779	91,861
Prepaid expenses	191,857	429,035
	2,271,666	3,284,868

Notes Receivable And Accrued Interest (Note 2)	-	1,618,708
Property, Plant And Equipment (Note 3)	17,698,273	25,054,388
Intangible Assets (Note 4)	1,981,156	2,136,964
	$21,951,095	$32,094,928

LIABILITIES
Current
Accounts payable and accrued liabilities	$724,951	$649,424
Accrued interest payable	223,841	304,795
Loans payable (Note 5)	83,500	292,826
Current portion of long term debt (Note 6)	1,400,950	1,582,293
	2,433,242	2,829,338

Redeemable Preferred Shares (Note 8)	582,404	388,306
Deposits Received Related To Joint Venture Option Agreements	7,431,032	12,080,732
Long Term Debt (Note 6)	5,042,985	741,169
Promissory Note Payable (Note 7)	52,000	-
	15,541,663	16,039,545
	==========	==========
Contingencies (Note 11)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS (Continued)

(Stated in Canadian Dollars)

	DECEMBER 31
	2004	2003
SHAREHOLDERS' EQUITY
Share Capital (Note 8)
Authorized:
An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:
- Series 1 - 50,000,000 shares;
- Series 2 - 5,000,000 shares; and
- Series 3 - 5,000,000 shares

Issued and outstanding:
Common Shares
107,175,065 at December 31, 2004 (of which 13,010,976 shares are held in escrow) and
104,272,429 at December 31, 2003 (of which 17,347,968 shares are held in escrow)	$55,974,931	$55,586,614
Contributed Surplus	883,564	305,000
Non-Controlling Interest Deficit Relating To Dividends	(568,048)	(1,439,330)
Deficit Accumulated During The Development Stage	(49,881,015)	(38,396,901)
	6,409,432	16,055,383
	$21,951,095	$32,094,928
	===========	===========

Approved by the Board of Directors:

/s/ Dr. Owen A. Anderson	/s/ Rene Abi-Rached
______________________________	______________________________
Dr. Owen A. Anderson, Director	Rene Abi-Rached, Director

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in Canadian Dollars)

				From
				SEPTEMBER 12
				1990 (INCEPTION)
		YEARS ENDED		TO
		DECEMBER 31		DECEMBER 31
	2004	2003	2002	2004
				(Cumulative)
Expenses
Audit and accounting	$168,374	$159,724	$153,307	$1,104,217
Corporation capital taxes	-	186,696	45,187	536,023
Consulting fees	1,078,276	330,295	189,279	2,918,943
Depreciation and amortization	1,252,022	1,589,514	1,592,210	6,854,355
Directors' and officers' fees	217,196	150,322	164,745	1,270,357
Finders' fees, loan guarantee and commitment fees	509,961	156,085	342,549	3,642,176
General expense	342,238	289,938	252,771	2,714,848
Legal	681,656	494,318	156,136	5,692,431
Insurance	92,396	84,275	39,906	480,643
Interest and foreign exchange	778,409	1,351,310	867,607	5,519,350
Investor relations	21,567	25,074	18,854	140,495
Product representation costs	154,302	160,438	173,137	2,399,124
Telephone, fax and cellular	26,356	28,963	36,095	618,782
Office rent	102,000	91,135	84,755	884,890
Promotion and presentation	13,968	15,601	47,832	320,242
Property taxes	269,945	166,589	139,301	1,080,142
Repairs and maintenance	67,180	71,088	64,106	759,925
Travel and business promotion	363,977	288,923	236,356	3,417,116
Transfer agent and filing fees	43,281	35,160	84,902	417,420
Wages and benefits	1,006,696	657,790	337,165	4,546,682
	7,189,800	6,333,238	5,026,200	45,318,161
Less: Interest and other income	(333,648)	(286,942)	(347,516)	(2,007,913)

Loss From Operations	(6,856,152)	(6,046,296)	(4,678,684)	(43,310,248)

Deferred Project Development Cost Write-down	-	(4,638,737)	-	(4,638,737)
Gain On Cancellation Of License Rights	3,614,500	154,460	3,293,839	7,276,101
Foreign Exchange Gain On Cancellation of License Rights	1,035,200	-	-	1,035,200
Gain On Termination Of Option	-	-	-	259,990
Gain On Issue Of Treasury Shares By Subsidiary Company	-	-	-	1,216,580
Legal Settlement	-	-	-	(200,000)
Write Down Of Note Receivable and Accrued Interest (Note 2)	(1,573,192)	-	-	(1,573,192)
Write Down Of Property, Plant And Equipment (Note 3)	(6,833,188)	-	-	(6,833,188)

Net Loss For The Period Before Non-Controlling Interest	(10,612,832)	(10,530,573)	(1,384,845)	(46,767,494)
Non-Controlling Interest	(871,282)	-	(900,311)	(1,246,355)

Net Loss For The Period	(11,484,114)	(10,530,573)	(2,285,156)	$(48,013,849)
				============
Preferred Share Dividends	-	(124,933)	(404,162)

Net Loss Available To Common Shareholders	$(11,484,114)	$(10,655,506)	$(2,689,318)
	==============	=============	============
Loss Per Share, Basic and diluted	$(0.11)	$(0.10)	$(0.04)
	==============	=============	============
Weighted Average Common Shares Outstanding	104,722,372	103,470,774	75,579,670

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

				From
				SEPTEMBER 12
				1990 (INCEPTION)
		YEARS ENDED		TO
		DECEMBER 31		DECEMBER 31
	2004	2003	2002	2004
				(Cumulative)
Cash Flows From Operating Activities
Net loss for the period	$(11,484,114)	$(10,530,573)	$(2,285,156)	$(48,013,849)

Adjustments To Reconcile Loss To Net Cash Used In Operating Activities
Unrealized exchange adjustment on notes receivable	87,412	334,059	17,108	273,569
Accrued interest on notes receivable	(41,895)	(77,952)	(94,811)	(461,341)
Accrued interest on promissory notes payable	2,000	-	-	2,000
Accrued interest on other long term financing agreement (Note 6)	107,339	-	-	107,339
Amortization of discount on redeemable preferred shares	194,098	194,098	194,208	582,404
Gain on cancellation of license rights	(3,614,500)	(154,460)	(3,293,839)	(7,275,501)
Realized exchange gain on cancellation of license rights	(1,035,200)	-	-	(1,035,200)
Gain on issue of treasury shares by subsidiary company	-	-	-	(1,216,580)
Shares issued in exchange for a loan guarantee	318,317	-	-	1,792,315
Non-controlling portion of income (loss) in subsidiary	871,282	-	900,312	1,246,355
Write down of deferred project development costs	-	4,638,737	-	4,638,737
Write down of note receivable and accrued interest	1,573,192	-	-	1,573,192
Write down of property, plant and equipment	6,833,188	-	-	6,833,188
Stock based compensation	578,564	-	-	578,564
Depreciation and amortization	1,252,022	1,589,514	1,592,210	6,854,355
(Increase) decrease in assets
Receivables	(97,918)	830	(50,273)	(189,779)
Prepaid expenses	237,178	(93,324)	(154,215)	(191,857)
Increase (decrease) in liabilities
Accounts payable and accrued liabilities	75,527	213,674	(222,502)	724,951
Accrued interest payable	(80,954)	61,454	43,163	223,841
Net Cash Used In Operating Activities	(4,224,462)	(3,823,943)	(3,353,795)	(32,953,297)

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	$(437,616)	$(1,811,580)	$(3,099,210)	$(30,053,293)
Acquisition of intangible assets	(135,672)	(214,534)	(254,213)	(2,982,636)
Project development costs	-	-	(34,410)	(4,638,737)
Notes receivable	-	-	-	(1,385,419)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	(306,774)
Net non-current assets of subsidiary	-	-	-	(146,418)
Net Cash Used In Investing Activities	(573,288)	(2,026,114)	(3,387,833)	(39,513,277)

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Stated in Canadian Dollars)

				From
				SEPTEMBER 12
				1990 (INCEPTION)
		YEARS ENDED		TO
		DECEMBER 31		DECEMBER 31
	2004	2003	2002	2004
				(Cumulative)
Cash Flows From Financing Activities
Shares issued for cash and share subscriptions	$70,000	$-	$13,074,240	$47,925,913
Issuance of preferred shares	-	-	-	6,256,703
Dividends paid	-	(193,324)	(506,756)	(1,560,392)
Contributed surplus	-	-	-	305,000
Non-controlling interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	-	184,319
Issuance of shares by subsidiary company for cash	-	-	-	1,557,500
Dividends paid by subsidiary to non-controlling shareholders	-	(1,417,448)	(922,194)	(2,339,642)
Cash deposits received related to joint venture option agreements	-	1,979,024	3,808,446	15,741,733
Increase in restricted cash	-	275,463	635,442	-
Increase in amount due to related parties	-	-	-	1,848,483
Repayment of amount due to related parties	-	-	-	(1,848,483)
Repayment in loans payable	(209,326)	(149,635)	(155,039)	83,500
Repayment of advances payable	-	-	-	(363,021)
Increase in advances payable	-	-	-	363,021
Repayment of long term debt	(486,866)	(403,767)	(996,267)	(3,867,801)
Increase in long term debt	4,500,000	-	302,635	10,019,771
Proceeds from mortgages payable	-	-	-	3,105,160
Repayment of mortgages payable	-	(1,868,000)	-	(3,105,160)
Increase in promissory note payable	50,000	-	-	50,000
Increase in project advance payable	-	-	-	2,000,000
Repayment of project advance payable	-	-	-	(2,000,000)
Net Cash Provided By (Used In) Financing Activities	3,923,808	(1,777,687)	15,240,507	74,356,604

Net Increase (Decrease) In Cash and Cash Equivalents	(873,942)	(7,627,744)	8,498,879	1,890,030
Cash and Cash Equivalents, Beginning Of Period	2,763,972	10,391,716	1,892,837	-

Cash and Cash Equivalents, End Of Period	$1,890,030	$2,763,972	$10,391,716	$1,890,030
	============	=============	============	==============
Supplemental Disclosure Of Cash Flow Information
Stock option compensation (Note 8)	$578,564	$-	$-	$578,564
Common shares issued in exchange for a loan guarantee (Note 8)	$318,317	$-	$-	$318,317
Interest paid	$410,941	$470,820	$673,399	$2,963,781
Taxes paid	$-	$-	$-	$-
	============	=============	============	==============

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year ended December 31, 2002, the Company issued 3,022,250 common shares on the conversion of 3,925,000 Series 2 Class A preferred shares.

During the year ended December 31, 2003, the Company issued 1,741,058 common shares on the conversion of 2,261,114 Series 3 Class B preferred shares.

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

DECEMBER 31, 2004

(Stated in Canadian Dollars)

						NON-CONTROLLING
						INTEREST	DEFICIT
	COMMON STOCK		PREFERRED STOCK			DEFICIT	ACCUMULATED
	NUMBER		NUMBER			RELATING	DURING THE
	OF		OF		CONTRIBUTED	TO	DEVELOPMENT
	SHARES	AMOUNT	SHARES	AMOUNT	SURPLUS	DIVIDENDS	STAGE	TOTAL

Balance, January 1, 2001	65,009,121	36,328,211	6,186,114	6,184,163	305,000	-	(25,052,077)	17,765,297
Issuance of common stock	34,500,000	13,726,700	-	-	-	-	-	13,726,700
Conversion of preferred stock to common stock	3,022,250	3,491,700	(3,925,000)	(3,491,700)	-	-	-	-
Share subscriptions	-	-	-	(652,460)	-	-	-	(652,460)
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(21,882)	-	(21,882)
Preferred share dividends	-	-	-	-	-	-	(404,162)	(404,162)
Net loss	-	-	-	-	-	-	(2,285,156)	(2,285,156)

Balance, December 31, 2002	102,531,371	53,546,611	2,261,114	2,040,003	305,000	(21,882)	(27,741,395)	28,128,337
Conversion of preferred stock to common stock	1,741,058	2,040,003	(2,261,114)	(2,040,003)	-	-	-	-
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(1,417,448)	-	(1,417,448)
Preferred share dividends	-	-	-	-	-	-	(124,933)	(124,933)
Net loss	-	-	-	-	-	-	(10,530,573)	(10,530,573)

Balance, December 31, 2003	104,272,429	55,586,614	-	-	305,000	(1,439,330)	(38,396,901)	16,055,383
Issuance of common stock	250,000	70,000	-	-	-	-	-	70,000
Issuance of common stock in exchange for a loan guarantee (Note 8)	2,652,636	318,317	-	-	-	-	-	318,317
Stock based compensation (Note 8)	-	-	-	-	578,564	-	-	578,564
Non-controlling interest						871,282		871,282
Net loss	-	-	-	-	-		(11,484,114)	(11,484,114)

Balance, December 31, 2004	107,175,065	$55,974,931	-	$-	$883,564	$(568,048)	$(49,881,015)	$6,409,432
	============	===========	===========	===========	===========	===========	============	===========

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Ability to Continue as a Going Concern

International Hi-Tech Industries Inc. (the "Company"), a development stage company, is in the business of developing and commercializing a building construction process that uses completely manufactured pre-fabricated panels, free-standing floor panels, wall panels and roof panels.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred significant losses to date, including a net loss for the current period of $11,484,114. The continuation of the Company is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Company plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Company. Amounts raised will be used to provide financing for the development and commercialization of the Company's business and for other working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might arise from this uncertainty.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (50.7% owned), IHI Construction Ltd. (100% owned), IHI Sales Ltd. (100% owned), IHI Developments Ltd. (100% owned), IHI Manufacturing Ltd. (100% owned) and IHI Planning Ltd. (100% owned). All significant intercompany balances and transactions have been eliminated.

During the years ended December 31, 2003 and 2002, the Company paid dividends to non-controlling shareholders of subsidiaries. Dividends paid to the non-controlling shareholders of the Company's subsidiary, IHI International Holdings Ltd., less the non-controlling shareholders share of income of IHI International Holdings Ltd., exceeded the amount of the net equity of the Company's subsidiary attributable to the non-controlling shareholders by $568,048 and $1,439,330 respectively, at December 31, 2004 and 2003. These amounts were recorded as a reduction to shareholders' equity as the Company anticipates their recovery from the non-controlling shareholders' share of future net income generated by the subsidiary.

c) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents are amounts denominated in US dollars; their CDN$ equivalent at December 31, 2004 was $213,300 (2003 - $51,610).

d) Deferred Project Development Costs

The Company defers architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program which will be amortized against related revenues when production commences. During 2003, the Company determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated amortization and are amortized using the declining-balance basis method at annual rates as follows:

Automotive	30%
Office furniture and equipment	20%
Computer equipment	30%
Other machinery and equipment	20%
Paving	8%

Land and building held for development are recorded at cost. Site preparation costs related to raw land are also recorded at cost.

f) Intangible Assets

Patent application costs are amortized on a straight-line basis over ten years once a patent is secured.

License rights are amortized on a straight-line basis over ten years.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of property, plant and equipment, intangible assets and deferred project development costs. Impairment losses or write downs to fair value are recorded in the event the net book value of such assets exceeds the estimated undiscounted future cash flows attributable to such assets.

g) Stock Based Compensation

Effective January 1, 2004 the Company adopted on a retroactive basis without restatement, the amended recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires companies to adopt the fair value method for all stock-based awards granted on or after January 1, 2002. Previously the Company used the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) whereby the Company was only required to disclose the pro forma effect of stock options granted to the above noted parties in the notes to the financial statements. The effect of this change in accounting policy had no effect on the consolidated financial statements.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted tax rates in effect in the years in which the differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

i) Interest in Joint Ventures

At the present time, the Company does not have any joint venture interests, however, on commencement of joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company will include its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

j) Deposits received related to joint venture option agreements and gain on cancellation of License Rights

Payments related to non-refundable fees and deposits from joint venture option agreements are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined will occur upon the formation of a joint venture and the Company's ability to deliver the technology to exploit the license has been established.

Proceeds from deposits received from memorandums of understanding that have been entered by the Company are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the memorandum of understanding is issued.

k) Foreign Currency Translation

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the rate in effect during the applicable accounting period.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Foreign Currency Translation (Continued)

The resulting foreign exchange gains and losses are included in income in the current period.

l) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The effects of potential issuances of 5,200,000 (2003 - 34,500,000; 2002 - 40,776,557) common shares on the exercise of options and share purchase warrants and conversion of preferred shares would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the years reported.

m) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, redeemable preferred shares, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, long term debt and promissory note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than redeemable preferred shares approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the redeemable preferred shares was calculated using discounted cash flow analysis and approximated the carrying value as the implicit interest rate is similar to current market rates.

n) Redeemable Preferred Shares

The Class B preferred shares issued by Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), the Company's 65% owned subsidiary, which are redeemable at $100 per share at the option of the preferred shareholder, were reclassified as financial liabilities in 2002 as the shares will become redeemable in 2007 due to the amendment of the escrow shares agreement in 2002. The redeemable preferred shares are recorded at the redemption value of $1,100,000. The difference between the proceeds of the Class B preferred shares and the redemption value was recorded as a discount of the redeemable preferred shares and is being amortized over the period from the date of reclassification to the earliest date that the preferred shares are eligible to be redeemed. Accordingly, $1,100,000 was charged as a discount against the redemption value and is being amortized on a straight line basis over 68 months resulting in an annual charge to interest expense.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

o) Use of Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and the recording of liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included note receivable and accrued interest, property, plant and equipment, real estate, intangible assets and future income taxes.

p) Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously presented.

2. NOTES RECEIVABLE AND ACCRUED INTEREST

The notes receivable denominated in US dollars, are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are collateralized by the issuer's license rights to the Company's building technology. During 2004, the Company determined that the note receivable and accrued interest had been impaired and recorded a $1,573,192 write-down related to the note receivable and accrued interest. This notwithstanding, management is vigorously pursuing the recovery of the outstanding note receivable and accrued interest.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

3. PROPERTY, PLANT AND EQUIPMENT

	2004
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$3,432,134	$-	$3,432,134
Paving	52,616	7,211	45,405
Automotive	152,703	133,376	19,327
Office furniture and equipment	318,568	264,572	53,996
Computer equipment	179,678	132,366	47,312
Other machinery and equipment	5,980,204	3,582,313	2,397,891
Building construction in progress	17,992,208	6,290,000	11,702,208

	$28,108,111	$10,409,838	$17,698,273
	=============	=============	==============

	2003
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$3,529,281	$-	$3,529,281
Paving	47,123	4,458	42,665
Automotive	152,703	128,705	23,998
Office furniture and equipment	315,908	251,405	64,503
Computer equipment	174,119	113,280	60,839
Other machinery and equipment	8,056,418	4,394,483	3,661,935
Building	17,671,167	-	17,671,167

	$29,946,719	$4,892,331	$25,054,388
	============	=============	==============

Other machinery and equipment includes assets acquired under capital lease with an original cost of $3,117,416 (2003 - $3,117,416). Accumulated amortization provided on this other machinery and equipment totalled $2,461,459 (2003 - $1,635,986).

In 2004, as a result of the litigation discussed in Note 11 b), the Company has been unable to complete its Hopcott Road production facility to the point where commercial operations can be pursued. As a result of delays in this regard and other factors, management determined that an impairment in the Company's building and machinery and equipment had occurred and has recorded a $6,833,188 impairment write down (2003 and 2002; $Nil).

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

4. INTANGIBLE ASSETS

	2004
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,782,636	$831,480	$1,951,156
License rights	200,000	170,000	30,000

	$2,982,636	$1,001,480	$1,981,156
	============	=============	============

	2003
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,646,964	$560,000	$2,086,964
License rights	200,000	150,000	50,000

	$2,846,964	$710,000	$2,136,964
	============	=============	============

5. LOANS PAYABLE

	2004	2003

Repayable on demand to a company controlled by a relative of an officer with interest at 20% per annum and repaid during 2004	$-	$209,326
Repayable on demand at various interest rates	83,500	83,500

	$83,500	$292,826
	========	=========

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

6. LONG TERM DEBT

	2004	2003

Obligations Under Capital Lease

Various Lease Obligations
Weighted average interest at 17.64% (2003 - 19.03%), maturing between May 2005 and November 2005, combined monthly lease payments of principal and interest of $1,934	$21,678	$129,472

Other Long Term Obligations

Mortgage Payable
Interest at 7% per annum, maturing September 1, 2007 with monthly payments of principal and interest of $34,619. The mortgage is collateralized by the Hopcott Road real estate, a cash security deposit of $250,000, a general security agreement covering all assets and an officer guarantee (Note 8(ii)).	4,473,617	-
Other Mortgages
Weighted average interest of 7.67% (2003 - 7.56%), maturing between April 2005 and May 2008, combined monthly payments of principal and interest of $10,899. Two of the three mortgages are collateralized by Speen Road real estate.	997,829	1,037,708
Other long term financing agreements
Weighted average interest of 11.71% (2003 - 8.94%), collateralized by equipment, matured in 2004 with combined monthly payments of principal and interest of $73,469. A portion of these amounts are presently under dispute, see Note 11(b) for further details.	950,811	1,156,282

	6,422,257	2,193,990

	6,443,935	2,323,462
Less: Current portion	1,400,950	1,582,293

	$5,042,985	$741,169
	=========	=========

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

6. LONG TERM DEBT (Continued)

The principal payments required on obligations under capital lease and long term debt is approximately as follows:

	CAPITAL LEASES	OTHER LONG TERM OBLIGATIONS	TOTAL

2005	$21,678	$1,379,272	$1,400,950
2006	-	137,217	137,217
2007	-	4,265,352	4,265,352
2008	-	640,416	640,416
2009 and thereafter	-	-	-

	$21,678	$6,422,257	$6,443,935
	=========	=============	===========

7. PROMISSORY NOTE PAYABLE

The promissory note payable, in the amount of $50,000, is unsecured, payable on or before August 27, 2006, accrues interest at 12% per annum and is due to a company controlled by a director.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

8. SHARE CAPITAL

i) Escrow Shares

As at December 31, 2004, included in the Company's issued and outstanding shares, 13,010,976 were held in escrow to be released on the basis of 2,168,496 every six months. These shares were originally issued to the president of the Company and an associate of the president. On January 18, 2000, upon approval by the TSX venture exchange ("TSX-V"), the escrow shares were transferred to a company indirectly owned by the president.

ii) Shares Issued in Exchange for a Loan Guarantee

On November 12, 2004 the Company issued 2,652,636 common shares to a company controlled by the Company's Chief Operating Officer in exchange for his guarantee on the new first mortgage (Note 6). As these common shares were issued for consideration other than cash, the shares were recorded at the quoted market value of the Company's common shares on the agreement date and recorded as a 2004 expense.

iii) Stock Options

In accordance with the policies of the TSX Venture Exchange ("TSX-V"), the Company may grant stock options to directors, senior officers, employees or contractors in consideration of them providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.

Subject to shareholders and TSX-V approval, the Company established a Stock Option Plan (the "Plan"). The maximum number of shares that the Company may reserve for issuance under the Plan at any point in time is 10% of the outstanding shares. Under the Plan, the Company may grant options to its directors, officers, employees, management company employees and consultants. The term of these options is five years. The Board of Directors will determine the terms and matters relating to any awards under the Plan including the exercise price and the number of common shares granted.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

iii) Stock Options (continued)

As at December 31, 2004, the Company had outstanding options for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

5,200,000	$0.20	October 6, 2008

A summary of the changes in stock options for the years presented is as follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

Outstanding and exercisable, January 1, 2002	3,287,500	$1.17
Expired	(687,500)	2.25

Outstanding and exercisable, December 31, 2002	2,600,000	0.88
Expired	(2,600,000)	(0.88)

Outstanding and exercisable, December 31, 2003	-	-
Granted	5,200,000	0.20

Outstanding and exercisable, December 31, 2004	5,200,000	$0.20
	==================

The fair value of each option granted in 2004 was estimated on the grant date using the Black-Scholes option pricing model assuming no dividends were paid, a volatility of the Company's share price of 105%, an annual risk free interest rate of 3.27% and an expected life equal to the life of the options. The fair value of the 2004 options granted was $0.11 per share.

In connection with the vesting of the stock options, the Company included in consulting fees for the year ended December 31, 2004 stock option compensation in the amount of $578,564 (2003 and 2002 - $Nil).

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

iv) Share Purchase Warrants

As at December 31, 2004, the Company had no non-transferable share purchase warrants outstanding.

A summary of the changes in share purchase warrants for the year ended December 31, 2004 is presented below:

	WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE

Balance, January 1, 2002	6,953,557	$1.08
Issued	34,500,000	0.48
Expired	(3,277,000)	(1.04)

Balance, December 31, 2002	38,176,557	0.55
Expired	(3,676,557)	(1.19)

Balance, December 31, 2003	34,500,000	0.48
Exercised	(250,000)	(0.28)
Expired	(34,250,000)	(0.48)

Balance, December 31, 2004	-	$-
	====================

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

v) Class B Preferred Shares of the Subsidiary

The Company's 65% owned subsidiary, Canadian Hi-Tech., has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of the preferred shareholder. With the amendment of the Company's escrow share agreement in 2002, the Class B Preferred Shares of the subsidiary will become redeemable on August 21, 2007, the date on which all of the Company's shares are released from escrow.

The redeemable preferred shares are summarized as follows:
	Redemption		Carrying
	Value	Discount	Value

Initial recognition	$1,100,000	$(1,100,000)	$-
Amortization of discount	-	194,208	194,208

Balance, December 31, 2002	1,100,000	(905,792)	194,208
Amortization of discount	-	194,098	194,098

Balance, December 31, 2003	1,100,000	(711,694)	388,306
Amortization of discount	-	194,098	194,098

Balance, December 31, 2004	$1,100,000	$(517,596)	$582,404
	======================================

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

9. INCOME TAXES

The Company has potential non-capital losses for income tax purposes of $25,897,549 which may be available to reduce taxable income in future years. The benefit of these losses as a future income tax benefit has been reduced by a valuation allowance. If unused, these losses expire as follows:

2005	$2,265,248
2006	2,741,160
2007	3,655,560
2008	2,650,649
2009	2,332,504
2010	8,181,896
2014	4,070,532

$25,897,549
=========

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying the Canadian statutory rate of approximately 35.62% (2003 - 35.62%; 2002 - 39%) to earnings as follows:

	2004	2003	2002

Income tax (recovery) provision at statutory rates	$(3,780,291)	$(3,750,990)	$(891,211)
Effect of reduction in statutory rate	-	733,426	-
Non-deductible items	301,189	84,815	326,461
Foreign earnings subject to different tax rates	(850,773)	415,281	(1,036,615)
Increase in valuation allowance	4,329,875	2,517,468	1,601,365

	$-	$-	$-
	========================================

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $951,850 (2003 - $666,248), representing the tax effect of losses which expired in the year.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

9. INCOME TAXES (Continued)

The components of future tax assets are as follows:

	2004	2003

Capital assets	$4,661,207	$1,781,255
Non-capital losses	9,224,707	8,726,634

	13,885,914	10,507,889
Less: Valuation allowance	(13,885,914)	(10,507,889)

Future income tax asset	$-	$-
	==========================

10. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid the following:

a) $72,000 (2003 - $72,000; 2002 - $72,000) for management fees to a company controlled by the family of an officer.

b) $78,000 (2003 - $78,000; 2002 - $78,000) for rent to a company controlled by a relative of an officer.

c) $72,597 (2003 - $78,322; 2002 - $86,745) for directors and officers fees.

d) $103,315 (2003 - $88,528; 2002 - $72,418) for consulting services and $17,500 (2003 and 2002 - $Nil) for mortgage commitment and brokerage fees to a company controlled by the family of an officer.

e) $53,225 (2003 and 2002 - $Nil) for consulting services to a company controlled by a director.

f) $216,232 (2003 - $154,046; 2002 - $234,321) for professional services to a law firm in which a partner is an officer.

The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. The Company has also agreed to pay a royalty to the second company referred to above equal to 1% of net profits realized from the license of the technology being used by the Company. During the year ended December 31, 2004 $Nil (2003 - $Nil; 2002 - $130,000) was paid pursuant to the terms of the agreement.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS (Continued)

IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

11. CONTINGENCIES

a) Interim joint venture option agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to collateralize the Company's obligations.

b) On March 26, 2002 the Company commenced an action against, amongst other parties, Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc. and Fanuc Robotics North America Inc. in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Company for judgement in the amount of $87,645, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Company for judgement in the amount of $780,509 (see Note 6), plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant Fanuc Robotics Canada Ltd. has notified the Company that it takes the position Fanuc Robotics Canada Ltd. complied with its obligations under the contract related to the Flexible Panel Welding System, which the Company also disputes.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

11. CONTINGENCIES (Continued)

Pursuant to a December, 2000 Recourse Agreement between General Electric Capital Canada Inc. and Fanuc Robotics Canada Ltd., the Company was advised that on June 30, 2004 General Electric Capital Canada Inc., was paid $400,000 plus GST and provided an assignment of its cause of action in the counterclaim.

While the trial of these matters is scheduled to commence in November 2005, the outcome is not presently determinable.

c) A bankrupt subsidiary of the Company, the Company's president and a company controlled by the family of an officer were involved in litigation which resulted in an award of costs and special costs against the above-noted parties. This litigation was settled with among other matters, a payment by the Company in 2004. Unaccrued amounts paid in connection with the 2004 settlement were recorded as 2004 expenses.

d) Gains on certain licence rights cancellations are being disputed by former potential joint venture partners. Management is of the opinion that the settlement of these disputes will not have a significant impact on the Company's financial position.

e) The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Had they been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"), the following differences in the measurement of results of operations and shareholders' equity would have resulted:

i) Under Canadian GAAP, project development costs are capitalized until such time as the pre-fabrication building product and flexible design program are commercially available. In 2003, deferred project development costs previously capitalized were written-down. US GAAP requires that research and development costs be charged to the Statement of Operations in the period incurred. Accordingly, for US GAAP, all project development costs incurred to date would be charged to the Statement of Operations.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

ii) Under US GAAP, the Company accounts for options granted according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and Statement of Financial Accounting Standard ("SFAS") No. 123 , "Accounting for Stock-Based Compensation". Under APB 25, as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and would have been determined as if the Company had accounted for its employee stock options under the fair value method of the standard.

The Company did not grant any stock options to employees in 2004, 2003 and 2002, consequently, pro-forma loss in each of the years then ended and pro-forma loss per share for 2004, 2003 and 2002 do not differ from loss for the year and loss per share as reported.

SFAS No. 123 requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the years ended December 31, 2004, 2003 and 2002, no compensation expense was incurred under SFAS No. 123 that was not recognized under Canadian GAAP. However, stock options granted prior to 2002 would have created a US GAAP compensation expense of $2,801,329 under SFAS No. 123 for the cumulative period from inception (September 12, 1990) to December 31, 2001.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iii) On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 affects an entity's classification of various instruments, among them, mandatory redeemable instruments. In 2003, the Company adopted SFAS 150 and accordingly continues to classify the Class B Preferred Shares of Canadian Hi-Tech as a liability. In 2002, as a result of the amendment in escrow shares, the Class B Preferred Shares were reclassified as a liability under both Canadian and US GAAP, as described in Note 8. Under US GAAP, the liability was measured initially at its present value on the date of reclassification, using the rate implicit at inception of the subscription agreement. Adjustments to the present value of the liability on each balance sheet date will be accreted to interest expense using the effective interest rate method over the life of the Class B preferred stock to the earliest redemption date of August 21, 2007. Accordingly, interest expense of $79,992 (2003 - $43,289; 2002 - $23,427) was recorded in the Statement of Operations under US GAAP for the year ended December 31, 2004. The difference between interest expense recorded under Canadian and US GAAP is due to the fact that the straight-line method was used under Canadian GAAP and the effective interest rate method is required under US GAAP.

iv) The Company is currently in the development stage and presents its financial statements in accordance with Statement of Financial Accounting Standard ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises".

v) As discussed in the summary of significant accounting policies, the Company intends to account for its interests in joint ventures using the proportionate consolidation method for Canadian GAAP reporting. Under US GAAP, interests in joint ventures are accounted for using the equity method.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

To conform to US GAAP, these financial statements would be changed as follows:

Consolidated Statement of Operations and Deficit

	2004	2003	2002	From SEPTEMBER 12, 1990 (INCEPTION) TO DECEMBER 31, 2004
				(Cumulative)

Loss for the year as shown on the financial statements	$(11,484,114)	$(10,530,573)	$(2,285,156)	$(48,013,849)
Write-down of deferred project development costs (i)	-	4,638,737	-	-
Increase in loss resulting from charging project development costs to expense	-	-	(34,410)	-
Stock option compensation (ii)	-	-	-	(2,801,329)
Accretion to interest expense for the adjustments on the present value of preferred shares	114,106	150,809	170,781	435,696

Loss according to generally accepted accounting principles in the US	(11,370,008)	(5,741,027)	(2,148,785)	(50,379,482)
Accumulated deficit, beginning of year, according to generally accepted accounting principles in the US	(40,569,866)	(34,703,906)	(32,150,959)	-

	(51,939,874)	(40,444,933)	(34,299,744)	(50,379,482)
Preferred share dividends	-	(124,933)	(404,162)	(1,560,392)

Accumulated deficit, end of year, according to generally accepted accounting principles in the US	$(51,939,874)	$(40,569,866)	$(34,703,906)	$(51,939,874)
	==========================================================
Loss per share, basic and diluted - US GAAP	$(0.11)	$(0.06)	$(0.03)
	==========================================================
Weighted average common shares outstanding - US GAAP	104,722,372	103,470,774	75,579,670
	==========================================================

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Balance Sheet

	2004	2003
Redeemable preferred shares, per Canadian GAAP	$582,404	$388,306
Change as a result of (iii) above Reclassification of redeemable shares from equity to liability	27,631	27,631
Difference in method of accretion of interest expense	(435,696)	(321,590)
Redeemable preferred shares, per US GAAP	$174,339	$94,347

Consolidated Statement of Shareholders' Equity

	2004	2003
Balance, per Canadian GAAP	$6,409,432	$16,055,383
Change as a result of (iii) above Reclassification of redeemable shares from equity to liability	(27,631)	(27,631)
Difference in method of accretion of interest expense	435,696	321,590
Balance, per US GAAP	$6,817,497	$16,349,342

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

New Accounting Pronouncements:

In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46(R)), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51". The primary objectives of FIN No. 46(R) are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applied to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46(R) requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46(R) for all non-small business issuers are as follows:

(a) for interests in special-purpose entities: periods ended after December 15, 2003; (b) for all VIEs created before January 31, 2003: periods ending after March 15, 2004; and (c) for all VIEs created after January 31, 2003, FIN 46(R) is applicable immediately.

The implementation of this standard did not have a material effect on the Company's financial statements.

In December 2004, the Financial Accounting Standards Board ("FASB") issued ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first annual reporting period beginning after December 15, 2005 (as amended in April 2005).

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The implementation of the not yet adopted standard is not expected to have a material effect on the Company's financial statements.

INTERNATIONAL HI-TECH INDUSTRIES INC.

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE YEAR ENDED
DECEMBER 31, 2004

May 1 , 2005

Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a license agreement which terminates on March 16, 2092 (the "Canadian License Agreement"). The international rights to the Technology are held by IHI International pursuant to a license agreement which terminates on October 4, 2093 (the "International License Agreement").

During fiscal 2004, the Corporation has maintained its focus and commitment to complete the installation of automated welding and cutting systems at the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia (the "Facility").

The Corporation has continued to demonstrate the attractiveness of its Technology and its export-oriented business. The Corporation has recorded as Deposits Received Related to Joint Venture Option Agreements, non-refundable fees and deposits generated pursuant to memorandums of understanding entered into with potential joint venture partners in the amount of $7,431,032 as at December 31, 2004.

Management is committed to enhancing the financial return on the Corporation's $21.9 million of assets, primarily invested in the Facility. In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

Manufacturing Facility

The building for the Facility is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC Robotics Canada Ltd. and General Electric Capital Canada Inc. ("Fanuc-GE"), which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of July, 2006. The budget to complete Phase 3 is approximately $5 million. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by Fanuc-GE. See "Legal Proceedings" below.

The Corporation is not ready for production at full capacity rates.

Application of Building Technology

The Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5,584,151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5,862,639 and 5,785,904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

On August 6, 2004, the Corporation announced that European patent number 1028207, Philippines patent numbers 1-2001-00095, 1-2001-00096 and 1-1994-49539, Turkish patent number 28829 and Slovenian patent number 9420070 have been issued. Additional patents have been granted in Indonesia ID 0005736 and ID 0005664. Patents in India and Croatia have been accepted.

Surrey High-Rise Development

On February 9, 2004, the Corporation announced that IHI Developments-II Ltd. has obtained the Development Permit for a residential complex in the new Central Area of the City of Surrey, British Columbia. The Corporation, through its wholly-owned subsidiary IHI Developments Ltd., will have an indirect 40% interest in IHI Developments-II Ltd. The remaining shares of IHI Developments-II Ltd. will be held by a group of private arm's length investors as to 40%, Trans-Canada Consulting Corporation ("Trans-Canada) as to 10% and Garmeco Canada - Int'l Consulting Engineers Ltd. ("Garmeco Canada") as to 10%. Each of Trans-Canada and Garmeco Canada are controlled by members of the President's family.

The project consists of three residential high-rise buildings: one 21 stories high and two 18 stories high. The total gross area of the project amounts to 23,836 m2 and the area of the site 8,110 m2. It has indoor and outdoor amenities and a child care centre as well as two basements for under-ground parking and off-street visitor parking. The Skytrain serves the site with stations within two blocks on each side. To date, the Corporation has advanced approximately $600,000 in connection with this project and expects to advance an additional $500,000 once IHI Developments-II Ltd. has obtained a building permit. It is expected that the building permit will be obtained by the end of September 2005.

IHI Planning Ltd., IHI Construction Ltd. and IHI Sales Ltd., all wholly-owned subsidiaries of the Corporation, will be responsible for planning, construction and sales with respect to this project.

The costs related to such activities will be shared by the shareholders of IHI Developments-II Ltd. in accordance with their respective shareholdings in that company.

Selected Annual Financial Information

The selected annual financial information below for the years ended December 31, 2002 to 2004 are taken from our financial statements. The statements for the years ended December 31, 2004 and 2003 have been prepared according to Canadian GAAP and have been examined by BDO Dunwoody LLP, independent chartered accountants. The statements for the year ended December 31, 2002 have been prepared according to Canadian GAAP and have been examined by Morgan & Company, independent chartered accountants.

Note 12 to our consolidated financial statements provide descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principals ("US GAAP") as they relate to us and reconciliation of US GAAP to our consolidated financial statements.

All financial data presented below is in Canadian dollars.

The following table sets forth selected consolidated financial information with respect to the Corporation for the last three fiscal years ended December 31, 2004:

	YEAR ENDED
	December 31, 2004 $	December 31, 2003 $	December 31, 2002 $
Total Revenue[1]	333,648	286,942	347,516
Gain On Cancellation of License Rights	3,614,500	154,460	3,293,839
Foreign Exchange Gain On Cancellation of License Rights	1,035,200	--	--
Income (Loss) Before Extraordinary Items	(6,856,152)	(6,046,296)	(4,678,684)
Net Income (Loss)	(11,484,114)	(10,530,573)	(2,285,156)
Net Income (Loss) Per Share	(0.11)	(0.10)	(0.04)
Total Assets	21,951,095	32,094,928	44,363,885
Long Term Debt	5,042,985	741,169	1,445,660
Cash Dividends (Preferred Shares)	-	(124,933)	(404,162)

1 Interest and other income

The Corporation has incurred significant losses to date including a net loss for the current year of $11,484,114, after giving effect to a $6,833,188 impairment write-down, a $1,573,192 write-down related to a note receivable and accrued interest, and to depreciation and amortization costs of $1,252,022. The continuation of the Corporation is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Corporation plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Corporation. Amounts raised will be used to provide financing for the development and commercialization of the Corporation's business and for other working capital purposes. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Payments related to non-refundable fees and deposits under memoranda of understanding ("MOUs") are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Corporation has determined will occur upon the formation of a joint venture and the Corporation's ability to deliver the technology to exploit the license has been established.

Proceeds from non-refundable deposits received under MOUs that have been received by the Corporation are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the MOU is issued.

Results of Operations

As at the end of fiscal 2004, the Corporation had retained 26 interim license agreements that call for the establishment of up to 30 Hi-Tech Factories.

During fiscal 2004, the Corporation recorded a gain on cancellation of license rights of approximately $3,614,500 as compared to $154,460 for the year ended December 31, 2003. See "Legal Proceedings - MOUs".

In 2004, as a result of the litigation discussed under "Legal Proceedings - Fanuc-GE", the Corporation has been unable to complete the Facility to the point where commercial operations at full capacity rates can be pursued. As a result of delays in this regard and other factors, management determined that an impairment in the Corporation's building construction in progress and machinery and equipment had occurred and has recorded a $6,833,188 impairment write down (2003 and 2002 - $Nil ).

Administrative expenses increased in connection with the Surrey project and the negotiation of potential new MOUs.

The Corporation expects that the budget for Phase 3 will be approximately $5,000,000. The Corporation has made a claim of damages in excess of $5,000,000 in connection with the litigation commenced by the Corporation against Fanuc-GE.. The Corporation intends to raise additional funds through equity financings, sale of it licenses or from profits generated from its development project. There can be no assurance that the Corporation will be successful in raising these funds.

Summary of Quarterly Results

The selected quarterly information below for the eight quarters ended December 31, 2004 are taken from our financial statements. The statements for the quarter ended December 31, 2004 have been prepared according to Canadian GAAP.

All financial data presented below is in Canadian dollars.

The following table sets forth selected consolidated financial information with respect to the Corporation for the eight quarters ended December 31, 2004:

	December 2004 $	September 2004 $	June 2004 $	March 2004 $	December 2003 $	September 2003 $	June 2003 $	March 2003 $
Total Revenue [1]	(2,298)	(25,950)	217,789	144,107	66,325	61,634	73,558	85,425
Income (Loss) Before Extraordinary Items	(2,560,095)	(1,659,794)	(1,579,371)	(1,056,892)	(2,241,356)	(1,077,466)	(1,315,500)	(1,411,974)
Income (Loss) Before Extraordinary Items Per Share	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)
Net Income (Loss)	(7,188,057)	(1,659,794)	(1,579,371)	(1,056,892)	(6,880,093)	(923,006)	(1,315,500)	(1,411,974)

1 Interest and Other Income

Capital Requirements, Resources and Liquidity

The Corporation's cash balance at December 31, 2004 was $1,890,030 (December 31, 2003 - $2,763,972), a decrease of $873,942 from December 31, 2003. As at December 31, 2004, the Corporation had a working capital deficit of $161,576 (compared to working capital in 2003 of $455,530).

The Corporation in 2004 spent $437,616 on the acquisition of property, plant and equipment which included assets acquired under capital lease (in 2003 - $1,811,580) and in 2002 - $3,099,210) together with $135,672 in the acquisition of intangible assets (in 2003 - $214,534 and in 2002 - $254,213).

With respect to financing activities during the 2004 fiscal year, the Corporation did not receive any cash as deposits related to interim agreements or MOUs (in 2003 - $1,979,024).

During the 2004 fiscal year, the Corporation repaid loans of $209,326 and long term debt of $486,866.

Of the long-term assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of the Corporation's construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda Consult's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of U.S.$462,500 as payment for the balance of the license fee (U.S.$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

During 2004, the Corporation determined that the note receivable and accrued interest had been impaired and recorded a $1,573,192 write-down related to the note receivable and accrued interest. This notwithstanding, management is vigorously pursuing the recovery of the outstanding note receivable and accrued interest.

As at December 31, 2004, the Facility, including the property, plant and equipment, had a depreciated net book value of approximately $17.7 million. The historical cost of the Facility is approximately $28.1 million.

The Corporation secured a first mortgage financing over the Corporation's Hopcott Road Property in the amount of $4,500,000. The term of the mortgage is for three years, maturing September 1, 2007, with an annual interest rate of 7%.

To deal with its working capital deficiency of $161,576 as at year end, the Corporation arranged a private placement of 15,000,000 units at a price of $0.0675 per unit for total proceeds of $1,012,500. Each unit will be comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.10 per share. The private placement involves members of the President's family. The proceeds raised from the private placement will be used for working capital and to pay debts. The private placement was approved by the TSX Venture Exchange on April 12, 2005 and is expected to close in May 2005. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing other external sources of financing, the speed with which the Corporation will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Risks and Uncertainties

The following is an overview of some of the risks related to our business. If any of these risks actually occur, our business objectives may not be met or could be seriously impacted. You should carefully consider the risks described below when reviewing the information contained in this Management Discussion and Analysis. There may also be other unexpected events that could similarly impact our future operations.

Interim Agreements

There is no assurance that the interim agreements or memoranda of understanding ("MOUs" and sometimes referred to as "joint venture option agreements") relating to our proposed joint ventures will ever result in projects being completed or amounts due under MOUs being paid.

We May Not Be Able To Start Full Capacity Commercial Production.

We have spent most of our efforts over the past 11 years to date in activities intended to establish our business, including:

  marketing our Technology;

  making patent applications for the Technology; and

  looking for potential joint venture partners.

We have earned no material revenues from product sales and our full capacity operations have not begun. As this is a new business, we may experience typical problems, experiences, difficulties, complications and delays. We must develop and implement systems, standards and procedures for every aspect of our operations. We may not be able to complete all of these items as soon as we would like. We will continue to incur expenses before we start full capacity operations, and these expenses may be partially covered by some additional operating revenues.

We are progressing in our plan to implement several measures to minimize the impact of the flexible welding and cutting system supplied by Fanuc-GE for our Facility. We claim that the equipment supplied by Fanuc-GE is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2006. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by Fanuc-GE. See "Legal Proceedings" for a description of the lawsuit that we have commenced against Fanuc, General Electric Capital Canada Inc. and others.

We Have Had Losses In Each Of Our Years Of Operation.

We have had net losses in each of our years of operation. For the year ended December 31, 2004, we had a net loss of $11,484,114. We may never become profitable. We may not be able to generate significant revenue through product sales based on the Technology. On December 31, 2004, our accumulated deficit was $49,881,015.

Situations May Arise Where Our Interests Could Conflict With Those Of Management.

Some of our directors and officers have business interests in companies that have entered into agreements with us. Mr. Rached is our President. Members of Mr. Rached's family control RAR Consultants Ltd. ("RAR Consultants"), the licensor of the Technology. If we broke the Canadian License Agreement or if our subsidiary, IHI International, broke the International

License Agreement, the licenses would be returned to RAR Consultants. Our subsidiary, Canadian Hi-Tech Manufacturing Ltd. ("Canadian Hi-Tech") has entered into a Consulting Fee Agreement dated October 25, 1992 with RAR Consultants and Garmeco Canada (a company controlled by relatives of Mr. Rached) regarding designs produced by Garmeco Canada and used by us. Mr. Rached is the President and a Director of IHI Construction Ltd., our wholly owned subsidiary, contractually responsible for the construction of our manufacturing facility. Lease payments are now made to 434088 B.C. Ltd., a company controlled by Mr. Rached's family. We have agreed to pay an aggregate management fee of $6,000 a month to RAR Investments Ltd. and RAR Consultants.

Any conflicts are normally resolved according to the Canada Business Corporations Act ("CBCA") that requires disclosures of conflicts at meetings of the directors where we would be acquiring assets or dealing in assets in which directors have an interest. These directors are then prevented from voting on any resolution passed by the Board where they have a conflict. However, the CBCA lets directors with a potential conflict vote on any resolution relating to:

  his or her remuneration as a director;

  indemnities or insurance for directors; and

  a contract with an affiliate.

Our directors and officers are legally required to act fairly and in our best interest and are not permitted to ignore their duty to us for their own benefit.

We Will Need Additional Financing.

Based on our estimate of costs in connection with planned development and demonstration projects, we will require at least $7 million over the next two to three years to pay for our development and commercialization activities. This will include:

  the manufacture of additional demonstration show homes and other projects;

  the further development and enhancement of our manufacturing capability; and

  for our working capital requirements.

Our estimated cash requirements over this period will be funded from our existing financial resources and potentially through:

  private placement investments with our shareholders;

  conventional bank financing; and

  proceeds from deposits on MOUs.

If we experience significant cost overruns on any of these activities and cannot raise additional funds, we may need to cut back or delay some of our activities.

Our Business Will Suffer If We Lose Key Skilled Personnel.

We will be dependent on certain members of our management and engineering staff, and if we lose their services our business could be severely impacted. In particular, we will rely on the services of Mr. Rached. Mr. Rached has extended his personal credit to support our business. If Mr. Rached is unable to pay his creditors, there is a risk that his assets, including his holdings in our shares, could be subject to creditor enforcement proceedings. In addition, our ability to manage growth effectively will require that we continue to implement and improve our management systems and recruit and train new employees. We may not be able to successfully attract and hire skilled and experienced personnel. We lack employment agreements with any of our executive officers or employees and do not carry key person insurance on any of their lives.

We May Not Be Able To Succeed In A Competitive Marketplace.

Our products will compete in areas where there is strong competition. Other companies, some of which will have substantially greater resources than us, are currently developing and selling products that are competitive with our products.

Our Officers And Directors May Be In A Position To Influence The Election Of Our Board Of Directors.

Mr. Rached through Mira Mar Overseas Ltd. owns 13,010,974 Common Shares or 12.1% and holds options to purchase 5,200,000 Common Shares at $0.20 per share expiring October 6, 2008. Therefore, Mr. Rached may be in a position to influence the election of our Board of Directors. Also, we do not currently have an Independent Compensation Committee. There is no independent oversight or supervision over management compensation. These functions are performed by the Board of Directors.

We May Never Achieve Commercial Production.

Currently we do not have any finished housing products commercially available for sale and the other products we have produced for sale have been limited. We may never:

  develop any finished housing products commercially for sale;

  meet all applicable regulatory standards in all territories where we would like to sell products;

  be able to produce at commercial costs; or

  be successful in marketing or achieving acceptable profit margins.

The public may be reluctant or slow to accept our unconventional building system. The Technology introduces a new concept and as such has not been thoroughly tested in practical terms. The degree of pre-manufacturing and engineering is extensive and any error or omission could prove costly.

Our Strategic Alliances May Not Achieve Their Goals.

We expect to partially rely on strategic alliances for development contracts, assistance in product design and development, volume purchase orders and manufacturing and marketing expertise. Even if we are successful in forming these alliances, they may not achieve their goals.

We May Not Be Able To Comply With Extensive And Stringent Government Regulation In Canada, The United States, And Elsewhere.

We may not be able to comply with, or continue to comply with, current or future governmental regulations in every jurisdiction where we conduct our business operations. Compliance may be very expensive or may cause us to interrupt our operations or restrict our future activities. If IHI International conducts business in the United States, we may not be able to comply with regulations relating to the Occupational Safety and Health Act and environmental protection. If we are unable to comply with such requirements, we could be subject to penalties, including restrictions on our business operations, monetary liability and criminal sanctions, any of which could hurt our business.

Our Proposed Joint Venture Activities In Foreign Countries May Experience Problems We Would Not Normally Find In The United States Or Canada.

Joint venture operations in Germany, Luxembourg, the Philippines, Egypt, Costa Rica, Nicaragua, Panama and other foreign countries may face risks common to foreign operations in the construction industry. These risks include:

  political and economic uncertainties;

  contract cancellation or unilateral modification of contract rights;

  operating restrictions;

  currency repatriation restrictions;

  expropriation;

  export restrictions;

  increased taxes; and

  other foreign governmental intervention risks.

We May Not Be Able To Protect Our Intellectual Property In All Markets.

Our ability to compete effectively will depend, in part, on the ability of RAR Consultants, the licensor of the Technology, to maintain patents for the Technology. Some of the licensor's patent applications have received favourable examination reports, and in some cases, patents have been issued (including three United States patents). Patents may not be issued in every country. The licensor may not be able to protect or maintain its patents. The patents may not be enforceable or provide meaningful protection from our competitors. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Even if a competitor's products were to infringe patents held under license by us, enforcing patent rights in an infringement action would be costly.

Although we believe that the Technology and our manufacturing process do not infringe upon the property rights of any third parties, this may not be the case. If our products or building system are found to infringe the rights of third parties, we may not be able to get a license from the intellectual property owner at a reasonable cost or at all. We have an exclusive license to use the Technology in Canada and our subsidiary, IHI International, has the exclusive license to use the Technology in all countries of the world other than Canada. Both the Canadian and International License Agreements are for 99 year terms; however, the licensor may not continue or renew the licenses. The licensor may also develop a new system to replace the Technology and choose not to license this new technology to us.

The Success Of Our Business Relies Heavily On Services To Be Provided By RAR Consultants.

The commercialization of the Technology will depend, in part, upon services to be provided by RAR Consultants. These services are not subject to the Canadian or International License Agreement. On March 5, 1997, Garmeco Canada and RAR Consultants confirmed that the services they have committed to provide include providing the analytical design software owned by RAR Consultants. RAR Consultants may not continue or renew the Consulting Fee Agreement on the current terms.

We May Not Carry Enough Insurance.

Although we carry commercial general liability and product liability insurance of up to $5 million, this level of coverage may not be adequate to protect us against all general and commercial claims. Any general, commercial or product liability claim which is not covered by our general or product liability insurance or is over the policy liability limits could impact our financial condition. We may not be able to maintain our current general liability or product liability insurance on reasonable terms.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

The following are the only transactions that occurred during fiscal 2004 that have affected or will affect the Corporation, and involved directors, officers or individuals related to the Corporation:

  The Corporation has entered into a Consulting Fee Agreement, dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants and Garmeco Canada have agreed to assist the Corporation by providing detailed engineering designs for the projects that the Corporation undertakes. The Corporation has agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design;

  During the 2004 fiscal year, the Corporation paid $72,000 to RAR Consultants, a company controlled by Mr. Rached's family for management fees;

  During the 2004 fiscal year, the Corporation paid $78,000 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  During the 2004 fiscal year, the Corporation paid $72,597 for directors and officers fees;

  During the 2004 fiscal year, the Corporation paid $103,315 for consulting services and $17,500 for mortgage commitment and brokerage fees to a company controlled by Mr. Rached's family;

  During the 2004 fiscal year, the Corporation paid $53,225 for consulting services to Garmeco Canada, a company controlled by Mr. Rached's family;

  During the 2004 fiscal year, Lang Michener LLP, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, billed the Corporation $216,232 for professional services;

  On June 9, 2004, the Corporation granted, pursuant to its Share Option Plan, 5,200,000 options to purchase Common Shares indirectly to an officer of the Corporation at a price of $0.20 per share expiring October 6, 2008;

  On August 10, 2004, the Corporation entered into a Guarantee Agreement with Dr. Rene Abi-Rached with respect to a first mortgage financing over the Corporation's Hopcott Road property and agreed to issue 2,652,632 common shares of the Corporation to Dr. Rene Abi-Rached in consideration of his personal guarantee of the mortgage, which shares were issued on November 12, 2004;

  A subsidiary of the Corporation delivered a promissory note for $50,000 due August 27, 2006 with interest at 12% per annum, to a company controlled by a director of the Corporation, in consideration of a loan for $50,000; and

  On December 22, 2004, the Corporation announced a private placement of 15,000,000 units at a price of $0.0675 per unit for total proceeds of $1,012,500. Each unit will be comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.10 per share. The private placement involves members of the President's family. The proceeds raised from the private placement will be used for working capital and to pay debts. The private placement was approved by the TSX Venture Exchange on April 12, 2005 and is expected to close in May 2005.

Changes in Accounting Policies including Initial Adoption

Canadian GAAP

Stock Based Compensation

Effective January 1, 2004 the Corporation adopted on a retroactive basis without restatement, the amended recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires companies to adopt the fair value method for all stock-based awards granted on or after January 1, 2002. Previously the Corporation used the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) whereby the Corporation was only required to disclose the pro forma effect of stock options granted to the above noted parties in the notes to the financial statements. The effect of this change in accounting policy had no effect on the consolidated financial statements.

U.S. GAAP

In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46(R)), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51". The primary objectives of FIN No. 46(R) are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applied to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46(R) requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46(R) for all non-small business issuers are as follows:

(a) for interests in special-purpose entities: periods ended after December 15, 2003;

(b) for all VIEs created before January 31, 2003: periods ending after March 15, 2004; and

(c) for all VIEs created after January 31, 2003, FIN 46(R) is applicable immediately.

The implementation of this standard is not expected to have a material effect on the Corporation's financial statements.

In December 2004, the Financial Accounting Standards Board ("FASB") issued ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires the Corporation to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first annual reporting period beginning after December 31, 2005.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The implementation of the not yet adopted standard is not expected to have a material effect on the Corporation's financial statements.

Financial Instruments and Other Instruments

The Corporation's financial instruments consist of cash and cash equivalents, redeemable preferred shares, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, long term debt and promissory note payable. Unless otherwise noted, it is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates.

Forward-Looking Statements

All statements other than statements of historical fact in this Management Discussion and Analysis are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans, and objectives of or involving the Corporation. Readers can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.

There are no assurances that the plans, intentions, or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, which if different could cause results to differ materially from those expressed in the forward-looking statement. Some of the factors which could affect results include, without limitation, potential joint venturers failing to perform pursuant to MOUs, ability to achieve commercial production, net losses in each of the years of operation to date, requirements for additional financing, competition from established or new competitors, and current or future governmental regulations. Additional information on these and other factors is included in the Corporation's 2003 Annual Report on Form 20-F, which may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Legal Proceedings

Fanuc-GE

On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation's proceedings against Merrill Lynch have been dismissed on consent of all parties. Examinations for discovery in the within proceedings are in the process of completion. Ongoing case management conferences have been held before the presiding Judge, Madam Justice Ballance, in support of the revised trial commencement date of November 14, 2005.

Pursuant to a December, 2000 Recourse Agreement between the Defendant, General Electric Capital Canada Inc., and the Defendant, Fanuc Robotics Canada Ltd., the Corporation has advised that on June 30, 2004 the Defendant, General Electric Capital Canada Inc., was paid $400,000 plus GST and provided an assignment of its cause of action in the counterclaim.

Genesee

A subsidiary of the Corporation (Canadian Hi-Tech Manufacturing Ltd.), the Corporation's president and a company controlled by the family of an officer were involved in litigation which resulted in an award of costs and special costs against the above-noted parties in favour of Genesee Enterprises Ltd. The Corporation had made a claim for damages against Jean de Grasse and Robert de Grasse for breach of fiduciary duty and conspiracy.

After judgment was granted in the Genesee litigation, Canadian Hi-Tech Manufacturing Ltd., the Corporation's president and the company controlled by the family of an officer filed notices of intention to make proposals to their creditors pursuant to the Bankruptcy and Insolvency Act. Appeals were brought pursuant to the decisions of the British Columbia Supreme Court in respect of each of the proposals.

All of the this litigation was settled in 2004. In connection with the settlement, the Corporation paid $500,00 on behalf of Canadian Hi-Tech Manufacturing Ltd.

MOUs

Gains on certain licence rights cancellations are being disputed by former potential joint venture partners. Management is of the opinion that the settlement of these disputes will not have a significant impact on the Corporation's financial position.

Additional Disclosure for Venture Issuers without Significant Revenue

The following table sets forth selected consolidated financial information with respect to the Corporation for the years ended December 31, 2004 and 2003:

	December 31, 2004 $	December 31, 2003 $
Deferred Development Costs	-	-[1]
General and Administration Expenses	5,109,369	3,392,414
Interest and Foreign Exchange	778,409	1,351,310
Depreciation and Amortization	1,252,022	1,589,514

1 During 2003, the Corporation determined that previously deferred development costs were impaired and recorded a $4,638,737 write-down related to these costs.

Disclosure of Outstanding Share Data

To date, the Corporation's issued and outstanding share capital is 107,175,065. The Corporation currently has outstanding options to purchase 5,200,000 common shares of the Corporation.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

FORM 52-109FT1

Certification of Annual Filings During Transition Period

I, Dr. Owen A. Anderson, Chief Financial Officer of International Hi-Tech Industries Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Hi-Tech Industries Inc. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 2, 2005.

/s/ Owen A. Anderson
_____________________________
Dr. Owen A. Anderson
Chief Financial Officer

FORM 52-109FT1

Certification of Annual Filings During Transition Period

I, Roger A. Rached, President and Chief Executive Officer of International Hi-Tech Industries Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Hi-Tech Industries Inc. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 2, 2005.

/s/ Roger A. Rached
_____________________________
Roger A. Rached
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: May 5, 2005

/s/ Roger A. Rached
_____________________________
Roger A. Rached, President & CEO